Exhibit 99.178
CONSENT OF EXPERT
I, Greg Z. Mosher, of Wardrop Engineering Inc., do hereby consent to the use of the following report and to the use of my name in connection with such report, which is being filed as an exhibit to, and incorporated by reference into, the registration statement on Form 40-F of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) being filed with the United States Securities and Exchange Commission:
“TechnicalReport on the Endako Mine — British Columbia, Canada” dated May 29, 2007.
October 21, 2007
/s/ Greg Z. Mosher